Exhibit 99.3

WeRide Inc.

2026 Share Plan

Adopted on [•]

WeRide Inc.

2026 Share Plan

SECTION 1.           ESTABLISHMENT AND PURPOSE.

The purpose of this Plan is to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. The Plan provides for the grant of Options to purchase Shares and the grant of Restricted Share Units to acquire Shares. Options granted under the Plan may be ISOs intended to qualify under Code Section 422 or NSOs which are not intended to so qualify.

Capitalized terms are defined in Section 12.

SECTION 2.           ADMINISTRATION.

(a)           Administrator. The Plan shall be administered by the Administrator in accordance with the terms of this Plan.

(b)          Authority of the Administrator. Subject to the provisions of the Plan (including but not limited to Sections 4, 7 and 11) and applicable laws and the requirements of any exchange on which the Shares are listed or traded (including the HKSE Listing Rules), the Administrator shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan, including without limitation,

(i)      to determine the Participant to whom Awards may from time to time be granted hereunder;

(ii)     to determine the type or types of Awards to be granted to each Participant;

(iii)    to determine the number of Shares to be subject to each such Award granted hereunder;

(iv)    to prescribe the forms of Award Agreement for use under the Plan, which need not be identical for each Participant and to amend any Award Agreement, provided that: (A) the rights or obligations of the Participant holding the Award that is the subject of any such Award Agreement are not affected adversely by such amendment; or (B) the consent of the affected Participant is obtained; or (C) such amendment is otherwise permitted under the Plan. Any such amendment or grant of an Award under the Plan need not be the same with respect to each Participant;

(v)    to make all other decisions and determinations that may be required or desired pursuant to the Plan and/or the Award Agreements or as the Administrator deems necessary or advisable to administer the Plan;

(vi)    to construe, interpret, reconcile any inconsistency in, correct any defect in and/or supply any omission in the terms of the Plan, any Award Agreement and Awards granted pursuant to the Plan; and

(vii)  to take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with applicable laws or any necessary local governmental or regulatory exemptions or approvals or listing requirements of any securities exchange or automated quotation system.

(c)           Effect of Administrator’s Decision. The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan and any Award Agreement, and all decisions, determinations and interpretations of the Administrator shall be final, binding and conclusive for all purposes and upon all Participants and all persons deriving their rights from a Participant.

(d)           Delegation of Authority. To the extent permitted by applicable laws and the requirements of any exchange on which the Shares are listed or traded (including the HKSE Listing Rules), the Administrator may from time to time delegate to one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Section 2. Any delegation hereunder shall be subject to the restrictions and limits that the Administrator specifies at the time of such delegation, and the Administrator may at any time rescind the authority so delegated or appoint a new delegate.

SECTION 3.           ELIGIBILITY.

(a)           General Rule. Employees, Outside Directors and Consultants shall be eligible for the grant of Awards under the Plan. However, only Employees shall be eligible for the grant of ISOs.

(b)           Ten-Percent Shareholders. A person who owns more than 10% of the total combined voting power of all classes of outstanding shares of the Company or any of its Subsidiaries shall not be eligible for the grant of an ISO unless (i) the Exercise Price is at least 110% of the Fair Market Value of a Share on the Date of Grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the Date of Grant. For purposes of this Subsection (b), in determining ownership, the attribution rules of Code Section 424(d) shall be applied.

(c)           Eligibility of Consultants. The eligibility of Consultants shall be determined by the Administrator on a case by case basis, in its sole discretion, taking into account factors, including but not limited to: (i) the performance of relevant Consultants; (ii) the length of business relationship with the Company or a Subsidiary; (iii) the materiality and nature of the business relationship with the Company or a Subsidiary (such as whether they relate to the core business of the Company or a Subsidiary and whether such business dealings could be readily replaced by third parties); (iv) the specific skills or technical knowledge of the relevant Consultants; (v) the scale of business dealings with the Company or a Subsidiary, in particular, whether such Consultants could bring positive impacts to the Company’s or a Subsidiary’s business with regard to factors such as the actual or expected improvement in the Company’s or a Subsidiary’s technology or product or increase in the Company’s or a Subsidiary’s revenue or profits or reduction in costs which is or may be attributable to the Consultants; and (vi) the Company’s or a Subsidiary’s future business plans in relation to further collaboration with such Consultants and the long-term support that the Company or a Subsidiary may receive accordingly.

SECTION 4.           SHARES SUBJECT TO PLAN.

(a)           Basic Limitation. The maximum number of Shares (including treasury Shares) which may be issued or transferred under the Plan shall not exceed 10% of the total issued and outstanding ordinary shares (excluding any treasury Shares) of the Company as at the date of approval of this Plan by the Company’s shareholders, being [•], subject to Subsection (b) below and Section 9(a) (to be equitably adjusted in the event of any share subdivision, consolidation or similar transactions such that the percentage of issued and outstanding Shares represented by the limit shall be the same before and after the transactions) (the “Plan Limit”). Out of the Plan Limit, the maximum number of Shares (including treasury Shares) which may be issued or transferred under the Plan to Consultants shall not exceed 1% of the total issued and outstanding ordinary shares (excluding any treasury Shares) of the Company as at the date of approval of this Plan by the Company’s shareholders, being [•], subject to Subsection (b) below and Section 9(a) (to be equitably adjusted in the event of any share subdivision, consolidation or similar transactions such that the percentage of issued and outstanding Shares represented by the limit shall be the same before and after the transactions) (the “Consultant Sub-limit”). All of these Shares may be issued or transferred upon the exercise or settlement of Awards. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. Shares offered under the Plan may be funded by new Shares or treasury Shares. Subject to the immediately following sentence, the Company may refresh or grant Awards beyond the Plan Limit and the Consultant Sub-limit as permitted and subject to the requirements under the applicable laws (including the HKSE Listing Rules). Notwithstanding anything to the contrary contained herein, any refreshment of the Plan Limit and/or the Consultant Sub-limit shall require the approval of the Company’s shareholders.

(b)           Additional Shares. In the event that an outstanding Option or Restricted Share Unit for any reason expires or lapses, the Shares allocable to the unexercised or unsettled portion of such Option or Restricted Share Unit shall remain available for issuance under the Plan. Notwithstanding the foregoing, in the case of ISOs, this Subsection (b) shall be subject to any limitations imposed under Section 422 of the Code and the treasury regulations thereunder. For the avoidance of doubt, Options or Restricted Share Units that are lapsed in accordance with the terms of the Plan will not be regarded as utilized for the purpose of calculating the Plan Limit and the Consultant Sub-limit, but Options or Restricted Share Units that are cancelled will be regarded as utilized for such calculations. Notwithstanding anything to the contrary contained herein, in no event shall any of the following Shares again become available for other Awards under the Plan: (i) Shares tendered or withheld on the exercise of Options or other Awards for the payment of the Exercise Price thereof, as applicable; (ii) Shares tendered by a Participant or withheld by the Company to satisfy withholding taxes in connection with the exercise of Options or in settlement of any other Award; and (iii) Shares purchased on the open market with cash proceeds from the exercise of Options.

SECTION 5.           TERMS AND CONDITIONS OF OPTIONS.

(a)           Share Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Share Option Agreement between the Optionee and the Company setting forth the number of Shares subject to the Award and the terms and conditions of the Award, including any performance target based on various key performance indicators with respect to operations, finance, business and/or other metrics which are designed to motivate and reward contribution to the Company and/or its Subsidiaries that needs to be achieved before the Award can be vested, which shall not be inconsistent with the Plan. Key performance indicators for assessment of performance targets include any one or more of the following corporate-wide or subsidiary, division, operating unit, line of business, project, geographic or individual measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; revenue; growth rate; return on equity; return on investment; sales; revenue; stock price; total shareholder return; business unit development; or such other goals as the Administrator may determine from time to time. In assessing whether the performance targets attached to an Option have been satisfied, the Administrator will consider both quantitative and qualitative factors relevant to the nature of the Participant’s role and the Company’s or a Subsidiary’s business objectives for the applicable period. Quantitative assessment will generally involve comparing actual performance against the preset key performance indicators (such as revenue growth, operating efficiency metrics, R&D progress milestones, or financial ratios) approved at the time of grant. Qualitative assessment may include evaluating the Participant’s contribution to strategic initiatives, project execution, team leadership, compliance, and other role-specific deliverables. The Administrator will determine whether the performance targets have been met, and the extent to which they have been met, based on a holistic review of the above factors, supported by the Company’s or a Subsidiary’s internal management reports, financial records, project status updates and other relevant documentation. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders’ equity and/or Shares outstanding, investments or to assets or net assets. The Administrator may, in its sole discretion, amend or adjust the key performance indicators and establish any special rules and conditions to which the key performance indicators shall be subject at any time. For the avoidance of doubt, performance targets are not applicable to independent Directors. The Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Administrator deems appropriate for inclusion in a Share Option Agreement. The provisions of the various Share Option Agreements entered into under the Plan need not be identical. No cash consideration shall be required of the recipient in connection with the grant of Options.

(b)          Number of Shares. Each Share Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 9. The Share Option Agreement shall also specify whether the Option is an ISO or an NSO.

(c)           Exercise Price.

(i)      General. Each Share Option Agreement shall specify the Exercise Price, which shall be payable in a form described in Section 8. Subject to the remaining provisions of this Subsection (c), the Exercise Price shall be determined by the Administrator in its sole discretion, provided that: (A) the Exercise Price of the Option must be at least the Fair Market Value of the depositary receipts representing the Shares on the Date of Grant, which must be a business day; (B) in no event shall the Exercise Price be less than the par value of the Shares; and (C) the determination of the Exercise Price shall be subject to compliance with applicable laws and the requirements of any exchange on which the Shares or the depositary receipts representing the Shares are listed or traded (including the HKSE Listing Rules).

(ii)     ISOs. The Exercise Price of an ISO shall not be less than 100% of the Fair Market Value of a Share on the Date of Grant, and a higher percentage may be required by Section 3(b). This Subsection (c)(ii) shall not apply to an ISO granted pursuant to an assumption of, or substitution for, another incentive stock option in a manner that complies with Code Section 424(a).

(iii)    NSOs. Except as specifically set forth in this Subsection (c)(iii), the Exercise Price of an NSO shall not be less than 100% of the Fair Market Value of a Share on the Date of Grant. This Subsection (c)(iii) shall not apply to an NSO granted to a person who is not a U.S. taxpayer on the Date of Grant or to an NSO that is intended either to be exempt from Code Section 409A as a “short-term deferral” or to comply with the requirements of Code Section 409A. In addition, this Subsection (c)(iii) shall not apply to an NSO granted pursuant to an assumption of, or substitution for, another share option in a manner that complies with Code Section 409A.

(d)          Vesting and Exercisability. Each Share Option Agreement shall specify the date when all or any installment of the Option is to become vested and exercisable. No Option shall be exercisable unless the Optionee (i) has delivered an executed copy of the Share Option Agreement to the Company or (ii) otherwise agrees to be bound by the terms of the Share Option Agreement. The Administrator shall determine the vesting and exercisability provisions of the Share Option Agreement at its sole discretion, provided that no Options granted under the Plan shall vest earlier than the first anniversary of the date on which the Options are granted. Nevertheless, the Administrator may, at its discretion, determine a shorter period during which Options may vest upon the grant of the Options with respect to the following Options granted to Employees of the Company or its Subsidiaries:

(i)     substitute awards granted in connection with Awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries; or

(ii)     any additional Awards the Administrator may grant in respect of (A) sign-on or make-whole grants to new Employees of the Company or any of its Subsidiaries, (B) grants of Awards with performance-based vesting conditions, (C) grants of Awards that are made in batches for administrative or compliance reasons, (D) grants of Awards that vest evenly over a period of 12 months or more, (E) grants of Awards with a total vesting and holding period of more than 12 months, and (F) Awards subject to a minimum holding period of 12 months which are delivered to an Employee of the Company or any of its Subsidiaries under his or her compensation arrangements (including the relevant Award Agreement) with the Company or any of its Subsidiaries.

Subject to the provisions of this Section 5 and the approval by the original body which approved the grant, at any time after grant of an Option, the Administrator may, subject to whatever terms and conditions it selects, accelerate the period during which an Option vests. The restriction with respect to vesting period under this Section 5 does not apply to the Administrator’s discretion to provide for accelerated exercisability or vesting of any Option in cases of termination, death or Disability of the Participant, or dissolution, liquidation or change of control of the Company, or otherwise, to the extent permitted by applicable laws and the requirements of any exchange on which the Shares are listed or traded (including the HKSE Listing Rules).

(e)          Basic Term. The Share Option Agreement shall specify the term of the Option. The term shall not exceed 10 years from the Date of Grant, and in the case of an ISO, a shorter term may be required by Section 3(b). Subject to the preceding sentence, the Administrator at its sole discretion shall determine when an Option is to lapse.

(f)           Termination of Service. If an Optionee’s Service terminates for any reason other than the Optionee’s death, then the Optionee’s Options shall automatically lapse on the earliest of the following dates:

(i)      The expiration date determined pursuant to Subsection (e) above;

(ii)     The date three months after the termination of the Optionee’s Service for any reason other than Disability, or such earlier or later date as the Administrator may determine (but in no event earlier than 30 days after the termination of the Optionee’s Service); or

(iii)    The date six months after the termination of the Optionee’s Service by reason of Disability, or such later date as the Administrator may determine.

The Optionee may exercise all or part of the Optionee’s Options at any time before the lapse of such Options under the preceding sentence, but only to the extent that such Options had become exercisable before the Optionee’s Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee’s Service terminated (or vested as a result of the termination). In the event that the Optionee dies after the termination of the Optionee’s Service but before the lapse of the Optionee’s Options, all or part of such Options may be exercised (prior to lapse) by the executors or administrators of the Optionee’s estate, but only to the extent that such Options had become exercisable before the Optionee’s Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee’s Service terminated (or vested as a result of the termination). In no event will an Option, or the Shares underlying an Option, become vested and/or exercisable after termination of the Optionee’s Service unless the Administrator takes affirmative action or unless expressly provided in a written agreement between the Company and the Optionee.

(g)          Leaves of Absence. For purposes of Subsection (f) above, Service shall be deemed to continue while the Optionee is on a bona fide leave of absence approved by the Company in writing.

(h)           Death of Optionee. If an Optionee dies while the Optionee is in Service, then the Optionee’s Options shall automatically lapse on the earlier of the following dates:

(i)      The expiration date determined pursuant to Subsection (e) above; or

(ii)     The date 12 months after the Optionee’s death, or such earlier or later date as the Administrator may determine (but in no event earlier than six months after the Optionee’s death).

All or part of the Optionee’s Options may be exercised at any time before the lapse of such Options under the preceding sentence by the executors or administrators of the Optionee’s estate, but only to the extent that such Options had become exercisable before the Optionee’s death (or became exercisable as a result of the death) and the underlying Shares had vested before the Optionee’s death (or vested as a result of the Optionee’s death). In no event will an Option, or the Shares underlying an Option, become vested and/or exercisable after the Optionee’s death unless the Administrator takes affirmative action or unless expressly provided in a written agreement between the Company and the Optionee.

(i)            Restrictions on Transfer of Options. An Option shall be personal to the Optionee and shall not be transferable or assignable by the Optionee, unless a waiver by applicable authorities (including the HKSE) has been granted and the approval by the Administrator has been obtained.

(j)            No Rights as a Shareholder. Until an Optionee is registered as a holder of Shares (by entry in the Company’s register of members), no right to vote or receive dividends (or distributions made upon the liquidation of the Company) or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the vesting of the Options. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are so registered, except as provided in Section 9.

(k)           Modification, Extension and Assumption of Options. Within the limitations of the Plan, the Administrator may modify, reprice, extend or assume outstanding Options or may accept the cancellation of outstanding options (whether granted by the Company or another issuer) in return for the grant of new Options or a different type of award for the same or a different number of Shares and at the same or a different Exercise Price (if applicable). The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, impair the Optionee’s rights or increase the Optionee’s obligations under such Option; provided, however, that a modification of an Option that is otherwise favorable to the Optionee (for example, providing the Optionee with additional time to exercise the Option after termination of employment or providing for additional forms of payment) but causes the Option to lose its tax-favored status (for example, as an ISO) shall not require the consent of the Optionee.

(l)            Company’s Right to Cancel Certain Options. Any other provision of the Plan or a Share Option Agreement notwithstanding, the Company shall have the right at any time to cancel an Option that was not granted in compliance with Rule 701 under the Securities Act. Prior to canceling such Option, the Company shall give the Optionee not less than 30 days’ notice in writing. If the Company elects to cancel such Option, it shall deliver to the Optionee consideration with an aggregate value equal to the excess of (i) the Fair Market Value of the Shares subject to such Option as of the time of the cancellation over (ii) the Exercise Price of such Option. The consideration may be delivered in the form of cash or cash equivalents, in the form of Shares, or a combination of both. If the consideration would be a negative amount, such Option may be cancelled without the delivery of any consideration.

SECTION 6.           TERMS AND CONDITIONS OF RESTRICTED SHARE UNITS

(a)           Restricted Share Unit Agreement. Each grant of Restricted Share Units under the Plan shall be evidenced by a Restricted Share Unit Agreement between the recipient and the Company setting forth the number of Shares subject to the Award and the terms and conditions of the Award, including any performance target based on various key performance indicators with respect to operations, finance, business and/or other metrics which are designed to motivate and reward contribution to the Company and/or its Subsidiaries that needs to be achieved before the Award can be vested, which shall not be inconsistent with the Plan. Key performance indicators for assessment of performance targets include any one or more of the following corporate-wide or subsidiary, division, operating unit, line of business, project, geographic or individual measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; revenue; growth rate; return on equity; return on investment; sales; revenue; stock price; total shareholder return; business unit development; or such other goals as the Administrator may determine from time to time. In assessing whether the performance targets attached to a Restricted Share Unit have been satisfied, the Administrator will consider both quantitative and qualitative factors relevant to the nature of the Participant’s role and the Company’s or a Subsidiary’s business objectives for the applicable period. Quantitative assessment will generally involve comparing actual performance against the preset key performance indicators (such as revenue growth, operating efficiency metrics, R&D progress milestones, or financial ratios) approved at the time of grant. Qualitative assessment may include evaluating the Participant’s contribution to strategic initiatives, project execution, team leadership, compliance, and other role-specific deliverables. The Administrator will determine whether the performance targets have been met, and the extent to which they have been met, based on a holistic review of the above factors, supported by the Company’s or a Subsidiary’s internal management reports, financial records, project status updates and other relevant documentation. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders’ equity and/or Shares outstanding, investments or to assets or net assets. The Administrator may, in its sole discretion, amend or adjust the key performance indicators and establish any special rules and conditions to which the key performance indicators shall be subject at any time. For the avoidance of doubt, performance targets are not applicable to independent Directors. Such Restricted Share Units shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and which the Administrator deems appropriate for inclusion in a Restricted Share Unit Agreement. The provisions of the various Restricted Share Unit Agreements entered into under the Plan need not be identical.

(b)          Payment for Restricted Share Units. No cash consideration shall be required of the recipient in connection with the grant of Restricted Share Units.

(c)          Vesting Conditions. Each Restricted Share Unit Agreement shall specify the vesting requirements applicable to the Restricted Share Units subject thereto, which the Administrator shall determine in its sole discretion, provided that no Restricted Share Units granted under the Plan shall vest earlier than the first anniversary of the date on which the Restricted Share Units are granted. Nevertheless, the Administrator may, at its discretion, determine a shorter period during which Restricted Share Units may vest upon the grant of the Restricted Share Units with respect to the following Restricted Share Units granted to Employees of the Company or its Subsidiaries:

(i)      substitute awards granted in connection with Awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries; or

(ii)     any additional Awards the Administrator may grant in respect of (A) sign-on or make-whole grants to new Employees of the Company or any of its Subsidiaries, (B) grants of Awards with performance-based vesting conditions, (C) grants of Awards that are made in batches for administrative or compliance reasons, (D) grants of Awards that vest evenly over a period of 12 months or more, (E) grants of Awards with a total vesting and holding period of more than 12 months, and (F) Awards subject to a minimum holding period of 12 months which are delivered to an Employee of the Company or any of its Subsidiaries under his or her compensation arrangements (including the relevant Award Agreement) with the Company or any of its Subsidiaries.

Subject to the provisions of this Section 6 and the approval by the original body which approved the grant, at any time after grant of Restricted Share Units, the Administrator may, subject to whatever terms and conditions it selects, accelerate the period during which the Restricted Share Units vest. The restriction with respect to vesting period under this Section 6 does not apply to the Administrator’s discretion to provide for accelerated vesting of any Restricted Share Unit in cases of termination, death or Disability of the Participant, or dissolution, liquidation or change of control of the Company, or otherwise, to the extent permitted by applicable laws and the requirements of any exchange on which the Shares are listed or traded (including the HKSE Listing Rules).

(d)           Forfeiture. Unless a Restricted Share Unit Agreement provides otherwise, upon termination of the recipient’s Service and upon such other times specified in the Restricted Share Unit Agreement, any unvested Restricted Share Units shall be forfeited to the Company.

(e)           Voting and Dividend Rights. Until the holder of Restricted Share Units is registered as a holder of Shares (by entry in the Company’s register of members), no right to vote or receive dividends (or distributions made upon the liquidation of the Company) or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the vesting of the Restricted Share Units. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are so registered, except as provided in Section 9.

(f)           Form and Time of Settlement of Restricted Share Units. Settlement of vested Restricted Share Units may be made in the form of (i) cash, (ii) Shares or (iii) any combination of both, as determined by the Administrator. The actual number of Restricted Share Units eligible for settlement may be larger or smaller than the number included in the original award, based on predetermined performance factors. Vested Restricted Share Units shall be settled in such manner and at such time(s) as specified in the Restricted Share Unit Agreement. Until Restricted Share Units are settled, the number of Shares represented by such Restricted Share Units shall be subject to adjustment pursuant to Section 9.

(g)           Termination of Service. If a Participant's service terminates for any reason, all Restricted Share Units that are unvested at such time shall automatically lapse for no consideration effective as of the earlier of:

(i)      the date on which the Participant gives or is provided with written notice of such termination; or

(ii)     if the Participant is an Employee, the date on which the Participant is no longer actively employed by and physically present on the premises of the Group regardless of any notice period or period of pay in lieu of such notice required under any applicable laws.

(h)          Death of Recipient. Any Restricted Share Units that become distributable after the Participant’s death shall be distributed to the Participant’s estate.

(i)            Creditors’ Rights. A holder of Restricted Share Units shall have no rights other than those of a general creditor of the Company. Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Share Unit Agreement.

(j)            Modification, Extension and Assumption of Restricted Share Units. Within the limitations of the Plan, the Administrator may modify, extend or assume outstanding restricted share units (whether granted by the Company or a different issuer). The foregoing notwithstanding, no modification of a Restricted Share Unit shall, without the consent of the Participant, impair the Participant’s rights or increase the Participant’s obligations under such Restricted Share Unit.

(k)           Restrictions on Transfer of Restricted Share Units. A Restricted Share Unit shall be personal to the Participant and shall not be transferable or assignable by the Participant, unless a waiver by applicable authorities (including the HKSE) has been granted and the approval by the Administrator has been obtained.

SECTION 7.           LIMITATIONS ON GRANT.

(a)           Limitation on Individual Grant. Where any grant of Awards to a Participant would result in the Shares issued and to be issued in respect of all options and awards granted to such Participant (excluding any awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the total number of ordinary shares of the Company in issue (excluding treasury Shares), such grant must be separately approved by the Company’s shareholders in general meeting, with such Participant and his or her close associates (or associates if the Participant is a connected person) abstaining from voting.

(b)           Limitation on Grant to Directors, Chief Executives or Substantial Shareholders. The grant of Awards to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, must be approved by the independent Directors (excluding any independent Director who is the grantee of the Awards). The corporate governance committee of the Board must make a recommendation on any grant of Awards to a Director who is a weighted voting rights beneficiary.

(c)           Limitation on Grant to Directors. Where any grant of Awards (excluding grant of Options) to a Director (other than an independent Director) or chief executive of the Company, or any of their associates, would result in the Shares issued and to be issued in respect of all options and awards granted (excluding any awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) to such Participant in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of ordinary shares of the Company in issue (excluding treasury Shares), such further grant of Awards must be approved by the Company’s shareholders in general meeting, with such Participant and his or her associates abstaining from voting in favor at such general meeting.

(d)           Limitation on Grant to Independent Directors. Where any grant of Awards to an independent Director or a substantial shareholder of the Company, or any of their respective associates, would result in the Shares issued and to be issued in respect of all awards granted (excluding any Awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) to such Participant in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of ordinary shares of the Company in issue (excluding treasury Shares), such further grant of Awards must be approved by the Company’s shareholders in general meeting, with such Participant and his or her associates abstaining from voting in favor at such general meeting.

(e)           Limitation on Time of Grant. The Company may not grant any Awards:

(i)      after inside information has come to its knowledge until (and including) the trading day after it has announced the information;

(ii)     during the period commencing 30 days immediately before the earlier of: (a) the date of the Board meeting (as such date is first notified to the HKSE under the HKSE Listing Rules) for approving the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the HKSE Listing Rules); and (b) the deadline for the Company to announce its results for any year or half-year under the HKSE Listing Rules, or quarterly or any other interim period (whether or not required under the HKSE Listing Rules), and ending on the date of the results announcement; and

(iii)    during any period of delay in the Company publishing a results announcement.

SECTION 8.           PAYMENT FOR SHARES.

(a)           General Rule. The entire Exercise Price for Options issued under the Plan shall be payable in cash or cash equivalents at the time when such Shares are purchased, except as otherwise provided in this Section 8. In addition, the Administrator in its sole discretion may also permit payment through any of the methods described in (b) through (f) below.

(b)           Promissory Note. All or a portion of the Exercise Price for Options issued under the Plan may be paid with a promissory note subject to applicable laws and the requirements of any exchange on which the Shares are listed or traded (including the HKSE Listing Rules). The Shares shall be pledged as security for payment of the principal amount of the promissory note and interest thereon. The interest rate payable under the terms of the promissory note shall not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code. Subject to the foregoing, the Administrator in its sole discretion shall specify the term, interest rate, recourse, amortization requirements (if any) and other provisions of such note.

(c)           Surrender of Shares. All or any part of the Exercise Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Optionee. Such Shares shall be surrendered to the Company in good form for transfer and shall be valued at their Fair Market Value as of the date when the Option is exercised.

(d)          Cashless Exercise. All or part of the Exercise Price and any withholding taxes may be paid pursuant to a cashless exercise arrangement (whether through a securities broker or otherwise) established by the Company whereby Shares subject to an Option are sold and all or part of the sale proceeds are delivered to the Company.

(e)           Net Exercise. An Option may permit exercise through a “net exercise” arrangement pursuant to which the Company will reduce the number of Shares issued upon exercise by the largest whole number of Shares having an aggregate Fair Market Value (determined by the Administrator as of the exercise date) that does not exceed the aggregate Exercise Price or the sum of the aggregate Exercise Price and any withholding taxes (with the Company accepting from the Optionee payment of cash or cash equivalents to satisfy any remaining balance of the aggregate Exercise Price and, if applicable, any additional withholding taxes not satisfied through such reduction in Shares); provided that to the extent Shares subject to an Option are withheld in this manner, the number of Shares subject to the Option following the net exercise will be reduced by the sum of the number of Shares withheld and the number of Shares delivered to the Optionee as a result of the exercise.

(f)           Other Forms of Payment. To the extent that an Award Agreement so provides, the Exercise Price of Options issued under the Plan may be paid in any other form permitted under the Companies Act (as revised) of the Cayman Islands.

SECTION 9.           ADJUSTMENT OF SHARES.

(a)           General. In the event of any alteration in the capital structure of the Company such as capitalization issue, rights issue, subdivision or consolidation of Shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Administrator shall make such corresponding adjustments, if any, as it in its discretion may deem appropriate to reflect such change with respect to: (i) the number or nominal amount of Shares subject to the Awards so far as unexercised; or (ii) the exercise price, or any combination thereof. Such adjustments will be made in accordance with the requirements of the guidance materials published by the HKSE. Any such adjustments (other than any made on a capitalization issue) shall be subject to a written confirmation from an independent financial advisor or the Company’s auditors, to have given the Participants the same proportion (or rights in respect of the same proportion) of the equity capital as that to which that person was previously entitled, provided that no such adjustments shall be made to the extent that a Share would be issued at less than its nominal value.

(b)          Corporate Transactions. In the event that the Company is a party to a merger or consolidation, or in the event of a sale of all or substantially all of the Company’s shares or assets, all Shares acquired under the Plan and all Awards outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Administrator in its capacity as administrator of the Plan, with such determination having final and binding effect on all parties), which agreement or determination need not treat all Awards (or all portions of an Award) in an identical manner. The treatment specified in the transaction agreement or as determined by the Administrator may include (without limitation) one or more of the following with respect to each outstanding Award:

(i)      The Company, the surviving corporation or a parent thereof may continue or assume the Award or substitute a comparable award for the Award (including, but not limited to, an award to acquire the same consideration paid to the holders of Shares in the transaction). For avoidance of doubt, a comparable award need not be the same type of award as the Award for which it is substituted, and, in the case of an Option, need not have the same tax-status (e.g., an NSO may be substituted for an ISO).

(ii)     The cancellation of the Award and a payment to the Participant with respect to each Share subject to the portion of the Award that is vested as of the transaction date equal to the excess of (A) the value, as determined by the Administrator in its absolute discretion, of the property (including cash) received by the holder of a Share as a result of the transaction, over (if applicable) (B) the per-Share Exercise Price of the Award (such excess, the “Spread”). Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent having a value equal to the Spread. In addition, any escrow, indemnification, holdback, earn-out or similar provisions in the transaction agreement may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Shares. Receipt of the payment described in this Subsection (b)(ii) may be conditioned upon the Participant acknowledging such escrow, indemnification, holdback, earn-out or other provisions on a form prescribed by the Company. If the Spread applicable to an Award is zero or a negative number, then the Award may be cancelled without making a payment to the Participant.

(iii)     Even if the Spread applicable to an Option is a positive number, the Option may be cancelled without the payment of any consideration; provided that the Optionee shall be notified of such treatment and given an opportunity to exercise the Option (to the extent the Option is vested or becomes vested as of the effective date of the transaction) during a period of not less than five (5) business days preceding the effective date of the transaction, unless (A) a shorter period is required to permit a timely closing of the transaction and (B) such shorter period still offers the Optionee a reasonable opportunity to exercise the Option.

(iv)    In the case of an Option: (A) suspension of the Optionee’s right to exercise the Option during a limited period of time preceding the closing of the transaction if such suspension is administratively necessary to facilitate the closing of the transaction and/or (B) termination of any right the Optionee has to exercise the Option prior to vesting in the Shares subject to the Option (i.e., “early exercise”), such that following the closing of the transaction the Option may only be exercised to the extent it is vested.

For the avoidance of doubt, the Administrator has discretion to accelerate, in whole or part, the vesting and exercisability of an Award in connection with a corporate transaction covered by this Section 9(b).

(c)          Dissolution or Liquidation. To the extent not previously exercised or settled, Options and Restricted Share Units shall terminate immediately prior to the liquidation or dissolution of the Company.

(d)          Reservation of Rights. Except as provided in Section 6(e) or this Section 9, a Participant shall have no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of Shares of any class. Any issuance by the Company of shares of any class, or securities convertible into shares of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

SECTION 10.         MISCELLANEOUS PROVISIONS.

(a)           Conditions for Exercise or Settlement of Awards. Notwithstanding any other provision of this Plan or any Award Agreement, the exercise of any Option or the settlement of any Restricted Share Unit (including the delivery of any Shares or cash) shall be contingent upon the satisfaction of each of the following conditions, as determined by the Administrator in its sole discretion:

(i)      Vesting. The Award has become vested in accordance with applicable Award Agreement and this Plan.

(ii)     No Pending Disputes. There is no material unresolved dispute, claim, action, arbitration, or governmental investigation (collectively, a “Dispute”) pending between the Participant and the Company or any of its Subsidiaries. The Administrator shall have sole discretion to determine whether any Dispute is material for purposes of this condition.

(iii)   Tax Obligations. The Participant has made arrangements satisfactory to the Company for the satisfaction of all applicable income tax, social insurance contributions, payroll tax, fringe benefits tax, and other tax-related items related to the Award that are legally applicable to the Participant (“Withholding Taxes”). Such arrangements may include, without limitation: (A) payment by the Participant in cash or by check; (B) authorization for the Company (or its Subsidiary) to withhold Shares otherwise deliverable upon exercise or settlement having a Fair Market Value equal to the minimum statutory Withholding Taxes (or such greater amount as permitted without adverse accounting consequences, if the Participant so elects); (C) A “sell-to-cover” or “same-day sale” instruction to a Company-designated broker; or (D) Any other method approved by the Administrator.

(iv)   Regulatory Compliance. All necessary approvals, registrations, or qualifications of any governmental authority or securities exchange required in connection with the lawful issuance, exercise, settlement, or sale of the Shares underlying the Award have been obtained and remain effective. Such requirements may include, without limitation, (A) completion of any necessary registration, filing, or approval process with the State Administration of Foreign Exchange (“SAFE”) or its local branch (as applicable), (B) the effectiveness of a current registration statement on Form S-8 (or any successor form) with the U.S. Securities and Exchange Commission (“SEC”) registering the Shares issuable under the Plan, unless an applicable exemption from registration is available and relied upon by the Company.

(v)     Legal and Policy Compliance. The exercise or settlement (and the related issuance of Shares) is in compliance with all applicable laws, rules, and regulations, including but not limited to the securities laws of any applicable jurisdiction, and the Company’s then-current internal policies, including but not limited to its Employee Manual, Code of Business Conduct and Ethics, Policies Prohibiting Insider Trading, and Clawback Policy.

(vi)    Others. Any other conditions as specified in the applicable Award Agreement.

If a Participant fails to satisfy any of the conditions above, the Company may, in its sole discretion, delay, suspend, or cancel the exercise or settlement of Award, or recover from the Participant any Shares or proceeds from the sale of Shares already delivered. The Company shall have no liability to any Participant for any delay in the issuance of Shares or other settlement of an Award caused by the Participant’s failure to timely satisfy these conditions or by the processing requirements of any governmental authority.

(b)           No Retention Rights. Nothing in the Plan or in any right or Award granted under the Plan shall confer upon the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Subsidiary employing or retaining the Participant) or of the Participant, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

(c)           Treatment as Compensation. Any compensation that an individual earns or is deemed to earn under this Plan shall not be considered a part of his or her compensation for purposes of calculating contributions, accruals or benefits under any other plan or program that is maintained or funded by the Company or a Subsidiary.

(d)           Governing Law. The Plan and all awards, sales and grants under the Plan shall be governed by, and construed in accordance with, the laws of the Cayman Islands (except its choice-of-law provisions), as such laws are applied to contracts entered into and performed in such jurisdiction.

(e)           Conflict of Rules. In the event of a conflict or inconsistency between the requirements under the HKSE Listing Rules and the rules of any other exchange on which the Shares are listed or traded, the more onerous requirements shall prevail.

(f)           Conditions and Restrictions on Shares. Shares issued under the Plan shall be subject to such forfeiture conditions, rights of repurchase, rights of first refusal, other transfer restrictions and such other terms and conditions as the Administrator may determine. Such conditions and restrictions shall be set forth in the applicable Award Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally. In addition, Shares issued under the Plan shall be subject to conditions and restrictions imposed either by applicable law or by Company policy, as adopted from time to time, designed to ensure compliance with applicable law or laws with which the Company determines in its sole discretion to comply including in order to maintain any statutory, regulatory or tax advantage, which (for avoidance of doubt) need not be set forth in the applicable Award Agreement.

(g)           409A Compliance.

(i)      Unless otherwise expressly set forth in an Award Agreement, it is intended that any Awards granted to a U.S. Person shall be exempt from Code Section 409A, and any ambiguity in the terms of such Award Agreement and the Plan shall be interpreted consistently with this intent. To the extent an Award granted to a U.S. Person is not exempt from Code Section 409A (any such award, a “409A Award”), any ambiguity in the terms of such Award and the Plan shall be interpreted in a manner that to the maximum extent permissible supports the Award’s compliance with the requirements of that statute. Notwithstanding any provision of the Plan to the contrary, in the event that the Administrator determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance, the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (i) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award or (ii) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section. The Administrator shall use commercially reasonable efforts to implement the provisions of this Section 10(g) in good faith; provided, that neither the Company, the Subsidiaries, the Administrator nor any of the employees, directors or representatives of the Company and its Subsidiaries shall have any liability to any Participant with respect to this Section 10(g).

(ii)     None of the Company, the Subsidiaries or any member of the Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

(h)          Applicable Currency. The Award Agreement shall specify the currency applicable to such Award. The Administrator may determine, in its sole discretion, that an Award denominated in one currency may be paid in any other currency based on the prevailing exchange rate as the Administrator deems appropriate. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award was acquired and taken out of the jurisdiction in which the Participant resides in accordance with applicable laws, including foreign exchange control laws and regulations.

(i)           Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all applicable laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares issued or delivered under the Plan under any applicable laws. If the Shares issued or delivered under the Plan may in certain circumstances be exempt from registration under applicable laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

(j)            Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary, including but not limited to the WeRide Inc. 2018 Share Plan effective as of June 12, 2018, the WeRide Inc. Amended and Restated 2018 Share Plan effective as of July 26, 2024, and the WeRide Inc. Second Amended and Restated 2018 Share Plan effective as of January 26, 2026, and any Awards granted by the Company before the Company’s listing on HKSE thereunder. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary (i) to establish any other forms of incentives or compensation for Employees, Outside Directors and/or Consultants, or (ii) to grant or assume options or other rights or awards other than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, securities or assets of any corporation, partnership, limited liability company, firm or association.

(k)           Termination for Cause; Other Breaches. Subject to applicable laws and the requirements of any exchange on which the Shares are listed or traded (including the HKSE Listing Rules), (i) all of a Participant’s Options or Restricted Share Units, whether vested or unvested, and all other Awards granted to such Participant shall become ab initio void and the exercise of any such Options or Restricted Share Units shall therefore be automatically rescinded and void, and (ii) considering that all of such Participant’s Awards, whether vested or unvested, are ab initio void, such Participant shall forthwith return to the Company (A) all depositary receipts representing the Shares received in settlement or upon the exercise of such void Awards, (B) all cash, or other property that were received in settlement or upon the exercise of such void Awards, and/or (C) any proceeds, gains and/or economic benefits such Participant realized in connection with the sale, transfer or other disposition of the depositary receipts representing the Shares or other property received in settlement or upon the exercise of such void Awards, and the Company shall have the right to take all actions to effect the return from such Participant of all such depositary receipts representing the Shares, cash or other property, and/or proceeds, gains and/or economic benefits, upon the occurrence of any applicable event as may be specified in the applicable Award Agreements, including but not limited to Termination for Cause, or commission of any act that constitutes Cause. For the avoidance of doubt, any Awards clawed back will be regarded as lapsed and the Awards so lapsed will not be regarded as utilized for the purpose of calculating the Plan Limit and the Consultant Sub-limit.

SECTION 11.         DURATION AND AMENDMENTS; SHAREHOLDER APPROVAL.

(a)           Term of the Plan. The Plan, as set forth herein, shall be adopted and become effective upon approval by the shareholders of the Company. The Plan shall terminate automatically 10 years after the date when the Board of Directors adopted the Plan. The Plan may be terminated on any earlier date pursuant to Subsection (b) below.

(b)           Right to Amend or Terminate the Plan. Subject to Subsection (d) below, the Board of Directors may amend, suspend or terminate the Plan at any time and for any reason.

(c)           Effect of Amendment or Termination. No Shares shall be issued or sold and no Award shall be granted under the Plan after the termination thereof, except upon exercise or settlement of an Award granted under the Plan prior to such termination. The termination of the Plan, shall not affect any Share previously issued or any Award previously granted under the Plan, unless otherwise agreed by the Company and the affected Participant. Any amendment to this Plan shall be applicable to Awards and the Shares underlying such Awards previously granted, including those granted which remain unvested, unexercised or unsettled, as the case may be, unless otherwise determined by the Company.

(d)          Shareholder Approval. The Plan must be subject to approval of the Company’s shareholders. An amendment to (i) the terms and conditions of the Plan which are of a material nature; (ii) the advantage of the Participants or prospective Participants relating to the matters set out in Rule 17.03 of the HKSE Listing Rules; or (iii) the authority of the Board of Directors to alter the terms of the Plan must be subject to the approval of the Company’s shareholders to the extent required by applicable laws, regulations or rules (including the HKSE Listing Rules). For so long as the Company remains primary listed on the HKSE, such amended terms and conditions of the Plan shall still comply with the relevant requirements of the HKSE Listing Rules. To the extent any grant of Awards to a Participant was approved by the Board of Directors, a committee of the Board, the independent Directors and/or the shareholders (as applicable and as the case may be) in the first place, any change to the terms of such Awards must be approved by the same authority, except any alterations to the Awards that would take effect automatically under the Plan.

SECTION 12.         DEFINITIONS.

(a)	“associate(s)” has the meaning ascribed to it under the HKSE Listing Rules.

(b)           “Award” means any award granted under the Plan, including as an Option granted pursuant to Section 5 of the Plan or as Restricted Share Units granted pursuant to Section 6 of the Plan.

(c)           “Award Agreement” means a Restricted Share Unit Agreement, or Share Option Agreement or such other agreement evidencing an Award under the Plan.

(d)          “Administrator” means the Compensation Committee of the Board, or a sub-committee or delegate to whom the Compensation Committee has delegated its powers, provided that (i) any delegation relating to Awards to a Director, chief executive, substantial shareholder of the Company, or any of their respective associates (as defined in the HKSE Listing Rules) must be made to a committee consisting solely of two or more independent Directors of the Company (excluding any independent Director who is the grantee of the Awards), and (ii) any other delegation shall be made in accordance with and subject to the requirements of the HKSE Listing Rules.

(e)           “Board of Directors” or “Board” means the Board of Directors of the Company, as constituted from time to time.

(f)            “Cause” means a finding by the Company (or any Subsidiary), acting in good faith and based on its reasonable belief at the time, that a Participant,

(i)      has been dishonest or committed or engaged in an act of theft, embezzlement or fraud, or other similar acts, or has been convicted of, or plead guilty or nolo contendere to, a felony or misdemeanor;

(ii)     has materially violated any applicable law, rules of any exchange on which the Shares are listed or traded;

(iii)    has breached his or her fiduciary duty to the Company (or any Subsidiary), or material violation of any written policy of the Company (or any Subsidiary);

(iv)   has materially breached any agreement with the Company (or any Subsidiary), including, without limitation, any applicable intellectual property and/or invention assignment, employment, non-competition, confidentiality or other similar agreement (the occurrence of which breach shall be determined in accordance with the governing law and, unless the Company determines otherwise in its sole discretion, the dispute resolution provisions that are set forth in, or are otherwise applicable under, the relevant agreement);

(v)     has failed, after written notice and a reasonable opportunity to cure (if curable), to perform his or her material duties as an Employee, Outside Director or Consultant in material respects;

(vi)   has made, published, or communicated to the public any defamatory, maliciously false, or disparaging remarks, comments, or statements concerning the Company or any of its subsidiaries, or any of its or their directors, officers, or executives, or otherwise acted intentionally in a manner injurious to the reputation, business or assets of, the Company (or any Subsidiary), or its directors or executives;

(vii)  has improperly induced a vendor or customer to break or terminate any contract with the Company (or any Subsidiary); or

(viii)  has committed any other act that is materially adverse to the name, reputation or interests of the Company (or any Subsidiary).

(g)           “chief executive(s)” has the meaning ascribed to it under the HKSE Listing Rules.

(h)           “close associate(s)” has the meaning ascribed to it under the HKSE Listing Rules.

(i)            “Code” means the Internal Revenue Code of 1986, as amended.

(j)            “Company” means WeRide Inc., a Cayman Islands exempted company.

(k)            “Consultant” means a person, excluding Employees and Outside Directors, who is engaged by the Company or a Subsidiary under a service or consultant contract or contract of similar nature, and performs bona fide services for the Company or a Subsidiary as a consultant or advisor on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term growth of the Company or a Subsidiary and who qualifies as a consultant or advisor under Rule 701(c)(1) of the Securities Act or under Instruction A.1.(a)(1) of Form S-8 under the Securities Act, including independent contractors, consultants, agents, advisors, and suppliers engaged to provide services in relation to research and development, engineering or technical contributions, product design or development, commercialization, marketing, innovation, strategic or commercial planning on corporate image and investor relations, as determined by the Administrator in its sole and absolute discretion, but excluding any placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, and professional service providers such as auditors or valuers who provide assurance, or are required to perform their services with impartiality and objectivity.

(l)            “Date of Grant” means the date of grant specified in the Award Agreement, which date shall be the later of (i) the date on which the Administrator resolved to grant the Award or (ii) the first day of the Participant’s Service, which must be a Nasdaq trading day.

(m)          “Disability” means that the Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.

(n)           “Employee” means any individual who is a common-law employee of the Company or a Subsidiary, including prospective Employee to whom Awards are granted in connection with written offers of employment relationship with the Company or a Subsidiary.

(o)          “Exercise Price” means the amount for which one Share may be purchased upon exercise of an Option, as specified by the Administrator in the applicable Share Option Agreement.

(p)           “Fair Market Value” means the fair market value of a Share determined as any of the following:

(i)      if the Shares are listed on the HKSE, the Fair Market Value shall be the higher of (A) the closing price of the Shares as stated in the HKSE’s daily quotations sheet on the date of determination, which must be a HKSE trading day; and (B) the average closing price of the Shares as stated in the HKSE’s daily quotations sheets for the five business days immediately preceding the date of determination;

(ii)     if depositary receipts representing the Shares are listed on the Nasdaq (the “Nasdaq”), then the Fair Market Value shall be the higher of (A) the closing sales price for such depositary receipts as quoted on the Nasdaq on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, which must be a Nasdaq trading day; and (B) the average closing sales price for such depositary receipts as quoted on the Nasdaq for five trading days immediately preceding the date of determination, and in each case divided by the number of Shares that are represented by such depositary receipts;

(iii)    subject to the prior consent or waiver or agreement of the relevant regulatory authorities, if the Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems other than the Nasdaq or the HKSE, then the Fair Market Value shall be the higher of (A) the closing sales price for such Shares as quoted on any such exchange or system on which the Shares are listed or traded on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, or, if the date of determination is not a trading date, the closing sales price as quoted on such exchange or system on which the Shares are listed or traded on the trading date immediately preceding the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws; and (B) the average closing sales price for such Shares as quoted on any such exchange or system on which the Shares are listed or traded for five trading days immediately preceding the date of determination; or

(iv)    in the absence of an established market for the Shares, the Fair Market Value shall be determined in good faith by the Administrator.

(q)	“HKSE” means The Stock Exchange of Hong Kong Limited.

(r)           “HKSE Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.

(s)          “ISO” means an Option that qualifies as an incentive stock option as described in Code Section 422(b). Notwithstanding its designation as an ISO, an Option that does not qualify as an ISO under applicable law shall be treated for all purposes as an NSO.

(t)            “NSO” means an Option that does not qualify as an incentive stock option as described in Code Section 422(b) or 423(b).

(u)           “Option” means an ISO or NSO granted under the Plan and entitling the holder to purchase Shares.

(v)	“Optionee” means a person who holds an Option.

(w)	“Outside Director” means a member of the Board of Directors who is not an Employee.

(x)	“Participant” means the holder of an outstanding Award.

(y)	“Plan” means this WeRide Inc. 2026 Share Plan.

(z)	“Restricted Share Unit” means the right to receive one Share, as awarded under the Plan.

(aa)         “Restricted Share Unit Agreement” means the agreement between the Company and the recipient of a Restricted Share Unit that contains the terms, conditions and restrictions pertaining to such Restricted Share Unit.

(bb)	“Securities Act” means the Securities Act of 1933, as amended.

(cc)         “Service” means service as an Employee, Outside Director or Consultant. In case of any dispute as to whether and when Service has terminated, the Administrator shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.

(dd)        “Share” means one class A ordinary share in the capital of the Company with par value of US$0.00001, as adjusted in accordance with Section 9 (if applicable).

(ee)         “Share Option Agreement” means the agreement between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to the Optionee’s Option.

(ff)           “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(gg)         “substantial shareholder(s)” has the meaning ascribed to it under the HKSE Listing Rules.

(hh)         “treasury Share” has the meaning ascribed to it under the HKSE Listing Rules.

(ii)           “Termination for Cause” means, in the case of a Participant, (i) the termination of the Participant’s Service for Cause; or (ii) the Participant’s termination of Services for reasons other than Cause if the Administrator determines at any time that, before or after the Participant’s termination of Service, the Company or the relevant Subsidiary had Cause to terminate such Participant’s Service.